This filing amends the Form 425 filed on January 24, 2023 to include certain legends and disclaimers, which were inadvertently omitted.	Filed by Xylem Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

CEO Video Script – Xylem Employees

Hello everyone.

Our agreement to acquire Evoqua is an exciting moment for Xylem, and for the customers and communities we serve.

This is a transformative step forward toward achieving our mission. We’re going to create the most powerful platform in the world for solving water.

We all know the world’s water challenges are intensifying. Water is becoming scarce. Too many people can’t afford it. Communities everywhere have aging infrastructure straining under the impacts of climate change.

As water risks increase, our mission is to help customers and communities solve those challenges … and our strategy is to create the broadest, most powerful set of solutions and services to tackle them.

Xylem is already a global leader. Our acquisition of Evoqua adds momentum and scale to our world-class platform, and accelerates our work to solve water.

For over 100 years, Evoqua has worked to protect water, the environment, and its employees, and has earned a reputation for quality, safety, and reliability around the world.

Like us, their purpose is at their center: Transforming water. Enriching lives. It guides everything they do.

Evoqua has a leading network of services professionals in North America, helping its customers build more resilient and sustainable water systems.

Their solutions and services treat and transform roughly 100 billion gallons of water every day.

Teaming up with Evoqua will bring complementary solutions and services into our portfolio and make us stronger – particularly their industrial treatment capabilities and outsourced service expertise.

And their work with high-growth industries like life sciences and microelectronics will help us serve more of the world’s biggest water users.

When combined with Xylem’s global scale and geographic reach, advanced digital solutions, and leading presence across the water cycle, we will create an extraordinary force for solving water.

Together, we will be uniquely positioned to deliver greater impact for our customers, communities, and shareholders … with advanced technologies, integrated services, deep application expertise, long-standing customer relationships, and global scale.

And with the power of our greater size and capability, we will lead the industry in providing smarter, more sustainable solutions to safeguard the world’s most precious resource.

Evoqua also shares our commitment to making a difference in the world.

We are both mission-driven organizations with a deep commitment to sustainability, to innovation, and to our people.

We’re both committed to creating diverse and inclusive workplaces where every colleague can contribute, thrive, and reach their full potential.

Our combination with Evoqua will create new opportunities for our team – and powerful new capabilities to achieve our mission.

Now, the deal’s not done, yet. It will be a few months before Evoqua becomes a part of Xylem. The transaction will close mid-year or so.

A fully dedicated team will be planning integration, and we will keep you regularly updated on our progress.

This news is exciting, and it will be tempting to speculate about what’s next. But serving our customers and communities is how we realize our purpose. That’s our center. Let’s stay focused on that. And, of course, on delivering on our commitments, every day.

Thank you for all you do to help realize Xylem’s potential.

I am so proud of the company we are building together. And I am excited about the future we are creating.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (”Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.